1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 14, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2011 AGM
AND
PROPOSALS FOR (1) NON-DISTRIBUTION OF FINAL DIVIDEND AND
NON-TRANSFER OF RESERVES TO INCREASE THE SHARE CAPITAL;
(2) APPOINTMENT OF AUDITORS AND THE AUTHORIZATION
TO THE AUDIT COMMITTEE OF THE BOARD TO FIX THEIR REMUNERATION;
(3) PROVISION OF GUARANTEES TO CHALCO HONG KONG LIMITED,
A SUBSIDIARY OF THE COMPANY,
FOR FOREIGN CURRENCY FINANCING;
(4) ADOPTION OF THE RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED;
(5) ADOPTION OF THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE OF
ALUMINUM CORPORATION OF CHINA LIMITED;
(6) REVISION OF ANNUAL CAP UNDER THE PROVISION OF ALUMINUM AND
ALUMINUM ALLOY INGOTS AND
ALUMINUM FABRICATION SERVICES AGREEMENT ENTERED INTO
BETWEEN THE COMPANY AND XINAN ALUMINUM;
(7) MAJOR TRANSACTION IN RELATION TO A TAKEOVER OFFER TO ACQUIRE UP TO 60%
OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI RESOURCES LTD.;
(8) PROPOSED ACQUISITION OF 29.9% INTEREST IN
WINSWAY COKING COAL HOLDING LIMITED;
(9) GENERAL MANDATE TO ISSUE H SHARES; AND
(10) ISSUANCE OF DEBT FINANCING INSTRUMENTS

Independent financial adviser to the
Independent Board Committee and Independent Shareholders

Notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 29 June 2012 at 9:30 a.m. is set out on pages 31 to 37 of this circular.

Reply slip and proxy form for use at the AGM are enclosed and are also published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Saturday, 9 June 2012. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

15 May 2012

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16

LETTER FROM THE CHINA MERCHANTS SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

APPENDIX - GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27

NOTICE OF 2011 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	31

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Friday, 29 June 2012 at 9:30 a.m.;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. (), a limited liability company established in the PRC. As at the date of the Latest Practicable Date, its 60% equity interest is held by the Company and 40% equity interest is held by Xinan Aluminum;

"Chalco Southwest Aluminum Cold Rolling"

Chalco Southwest Aluminum Cold Rolling Company Limited (), a limited liability company established in the PRC and a wholly-owned subsidiary of the Company as at the date of the Latest Practicable Date;

"Chinalco"

Aluminum Corporation of China* (), a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.81% of the total issued share capital of the Company;

- ii -

DEFINITIONS

"China Merchants Securities"

China Merchants Securities (HK) Co., Ltd., a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) of the regulated activities under the Securities and Futures Ordinance, and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap;

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"connected transaction(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

- iii -

DEFINITIONS

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"	a committee of the Board comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao;

"Independent Shareholders"	Shareholders other than Chinalco and its associates;

"Latest Practicable Date"	Friday, 11 May 2012, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Proposed Revision of Annual Cap"

the proposed revision of annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012;

"Provision of Aluminum	the agreement entered into between the Company and Xinan Aluminum on 20 October 2008 and renewed on
and Aluminum Alloy Ingots	31 December 2009, in relation to the provision of aluminum and aluminum alloy ingots and aluminum
and Aluminum Fabrication	fabrication services;
Services Agreement"

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

- iv -

DEFINITIONS

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited (), a limited liability company established in the PRC, which is an integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products. As at the date of the Latest Practicable Date, its 49.96% equity interest is held by Chinalco;

"Supervisory Committee"	the supervisory committee of the Company;

"Winsway"

Winsway Coking Coal Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1733) ; and

"%"	per cent.

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LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Caiming	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Shi Chungui	Principal place of business:
Mr. Lv Youqing	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

15 May 2012

To the Shareholders

Dear Sir or Madam,

NOTICE OF 2011 AGM
AND
PROPOSALS FOR (1) NON-DISTRIBUTION OF FINAL DIVIDEND AND
NON-TRANSFER OF RESERVES TO INCREASE THE SHARE CAPITAL;
(2) APPOINTMENT OF AUDITORS AND THE AUTHORIZATION
TO THE AUDIT COMMITTEE OF THE BOARD TO FIX THEIR REMUNERATION;
(3) PROVISION OF GUARANTEES TO CHALCO HONG KONG LIMITED, A SUBSIDIARY OF THE COMPANY,
FOR FOREIGN CURRENCY FINANCING;
(4) ADOPTION OF THE RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED;
(5) ADOPTION OF THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE OF
ALUMINUM CORPORATION OF CHINA LIMITED;
(6) REVISION OF ANNUAL CAP UNDER THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS AND
ALUMINUM FABRICATION SERVICES AGREEMENT ENTERED INTO
BETWEEN THE COMPANY AND XINAN ALUMINUM;
(7) MAJOR TRANSACTION IN RELATION TO A TAKEOVER OFFER TO ACQUIRE UP TO 60%
OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI RESOURCES LTD.;
(8) PROPOSED ACQUISITION OF 29.9% INTEREST IN WINSWAY COKING COAL HOLDING LIMITED;
(9) GENERAL MANDATE TO ISSUE H SHARES; AND
(10) ISSUANCE OF DEBT FINANCING INSTRUMENTS

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

INTRODUCTION

The AGM is proposed to be held on Friday, 29 June 2012 at 9:30 a.m. at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The purpose of this circular is to provide you with (among other things) additional information relating to certain resolutions to be proposed at the AGM:

(1)	non-distribution of final dividend and non-transfer of reserves to increase the share capital;

(2)	appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

(3)	provision of guarantees not exceeding US$3 billion by the Company to Chalco Hong Kong Limited, a subsidiary of the Company, for foreign-currency financing;

(4)	adoption of the Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited;

(5)	adoption of the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited;

(6)

revision of annual cap for the expenditure transactions under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement entered into between the Company and Xinan Aluminum;

(7)	major transaction in relation to an agreement to make a takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd.;

(8)	proposed acquisition of 29.9% Interest in Winsway Coking Coal Holdings Limited;

(9)	general mandate to issue H Shares; and

(10)	issuance of debt financing instruments.

(1)	NON-DISTRIBUTION OF FINAL DIVIDEND AND NON-TRANSFER OF RESERVES TO INCREASE THE SHARE CAPITAL

As audited by PricewaterhouseCoopers, the net profit of the Company (presented as with the parent company, excluding subsidiaries) for 2011 was in the negative. The Board did not propose the distribution of final dividend for 2011 and the transfer of reserves to increase the share capital.

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LETTER FROM THE BOARD

(2)	APPOINTMENT OF AUDITORS AND THE AUTHORIZATION TO THE AUDIT COMMITTEE OF THE BOARD TO FIX THEIR REMUNERATION

The Board proposed (1) the appointment of Ernst & Young Hua Ming and Ernst & Young as the 2012 domestic and international auditors of the Company, respectively, for a term ending upon the conclusion of the 2012 annual general meeting of the Company; and (2) the grant of authorization to the Audit Committee of the Board to fix the auditors' remuneration for the year ending 2012.

(3)	PROVISION OF GUARANTEES TO CHALCO HONG KONG LIMITED, A SUBSIDIARY OF THE COMPANY, FOR FOREIGN-CURRENCY FINANCING

Chalco Hong Kong Limited ("Chalco Hong Kong"), a subsidiary of the Company, will arrange for foreign currency financing of an aggregate amount not to exceed US$3 billion for use in the development of its overseas business (such amount of US$3 billion foreign currency financing is inclusive of the US$1.2 billion foreign-currency financing plan of Chalco Hong Kong approved at the 2011 third extraordinary general meeting of the Company on 25 October 2011), financing methods for which shall include, but not limited to, loans for merger and acquisitions, project financing, syndicated loans and bond issuance. The Board has approved the provision of guarantees by the Company to Chalco Hong Kong for its foreign-currency financing activities, subject to a maximum limit of not more than US$3 billion (inclusive of guarantee for US$1.2 billion foreign-currency financing of Chalco Hong Kong as approved at the 2011 third extraordinary general meeting of the Company on 25 October 2011). The Board will seek the authorisation by the Shareholders at the AGM for the Company to provide guarantees in an amount not to exceed US$3 billion for the foreign currency financing to be arranged by Chalco Hong Kong and that the period of authorization shall be from the date of obtaining the approval at the general meeting of the Company to the close of the 2012 annual general meeting of the Company. Subject to the amount of foreign currency financing guarantees not to exceed the above limit and is within the scope permissible by the relevant national policy, the Chairman or other person authorized by the Chairman be authorized by the Shareholders to be responsible for matters relating to the actual implementation of the provision of such foreign-currency financing guarantees and to sign all relevant documents.

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LETTER FROM THE BOARD

(4)	ADOPTION OF THE RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS OF ALUMINUM CORPORATION OF CHINA LIMITED

To comply with the provisions of the Hong Kong Listing Rules and to improve the corporate governance of the Company, the Board proposed to adopt the "Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited". The full text of the proposed adoption of the Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited is available for inspection on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Hong Kong Stock Exchange (http://www.hkex.com.hk).

Pursuant to the regulatory requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the rules of procedures for the Board shall be treated as an appendix to the Articles of Association and in this regard, the proposal regarding the adoption of such rules of procedures for the Board is subject to the approval of Shareholders by way of a special resolution.

(5)	ADOPTION OF THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE OF ALUMINUM CORPORATION OF CHINA LIMITED

In order to comply with the provisions of the Hong Kong Listing Rules and to improve the corporate governance of the Company, the Supervisory Committee proposed to adopt the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited. The full text of the proposed adoption of the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited is available for inspection on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Hong Kong Stock Exchange (http://www.hkex.com.hk).

Pursuant to the regulatory requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the rules of procedures for the Supervisory Committee shall be treated as an appendix to the Articles of Association and in this regard, the proposal regarding the adoption of such rules of procedures for the Supervisory Committee is subject to the approval of Shareholders by way of a special resolution.

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LETTER FROM THE BOARD

(6)	REVISION OF ANNUAL CAP UNDER THE PROVISION OF ALUMINIUM AND ALUMINIUM ALLOY INGOTS AND ALUMINIUM FABRICATION SERVICES AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND XINAN ALUMINUM

I	INTRODUCTION

Reference is made to the announcement of the Company dated 27 October 2009 and the circular of the Company dated 13 November 2009 in relation to, among other things, the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement entered into between the Company and Xinan Aluminum. Reference is also made to the announcement of the Company dated 27 April 2012 with respect to revision of annual cap under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement.

Xinan Aluminum itself was formerly a connected person of the Company by reason of its being a 40% shareholder in Chalco SW Aluminum, a subsidiary of the Company. On 23 December 2011, Chinalco entered into an agreement with China Cinda Asset Management Corporation for the acquisition of its 32.15% equity interest in Xinan Aluminum. Upon the acquisition, the equity interest held by Chinalco in Xinan Aluminum increased from 17.81% to 49.96% and Xinan Aluminum had thus become an associate of Chinalco and at the same time, Chalco SW Aluminium became a connected subsidiary of the Company by reason of the 40% interest held by Xinan Aluminum (which in turn is owned as to 49.96% by Chinalco) in Chalco SW Aluminum. Transactions between the Company (and its subsidiary, Chalco Southwest Aluminum Cold Rolling) with Chalco SW Aluminum and Xinan Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions of the Company and Chinalco under Chapter 14A of the Hong Kong Listing Rules.

Upon the official commencement of commercial production of Chalco Southwest Aluminum Cold Rolling, a subsidiary of the Company, the transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Chalco SW Aluminum are expected to increase. The Board estimates that the annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year of 2012 will no longer meet the needs of the Company's production and operation, and therefore proposes to revise the annual cap of the expenditure transactions for the year ending 31 December 2012.

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LETTER FROM THE BOARD

II	TERMS OF SUPPLY OF ALUMINUM, ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES

The Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement dated 20 October 2008 (and renewed on 31 December 2009) was entered into between the Company and Xinan Aluminum for the supply of aluminum, aluminum ingots and aluminum fabrication services. The agreement was for a term of three years expiring on 31 December 2012. Transactions under the agreement are to be paid by cash upon delivery. The scope of the transactions under the agreement includes the following:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

purchase of products and services by Chalco SW Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things, aluminum alloy ingots, provision of equipment, water, electricity and gas, provision of maintenance and repair services, provision of unloading, transportation and storage services;

(iii)	sale of products by Chalco SW Aluminum to Xinan Aluminum; such products include, among other things, aluminum alloy sheets or rolls, aluminum fabrication scraps; and

(iv)	purchase of products by China Aluminum International Trading Corporation Limited (), a subsidiary of the Company, from Xinan Aluminum; such products mainly include aluminum fabrication products.

Pursuant to the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement, prices for the transactions shall be determined on the following principles:

(a)	according to state-prescribed price;

(b)	if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price;

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LETTER FROM THE BOARD

(c)	if there is neither a state-prescribed price nor a state-guidance price, then according to the market price;

(d)	if none of the above is applicable, then according to the contractual price.

Historical transaction amounts

For each of the three financial years ended 31 December 2011, the total transaction amounts paid by the Group to Xinan Aluminum for aluminum, aluminum alloy ingots and aluminum fabrication services under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement are set out as follows:

Transaction	For the year ended 31 December 2009 Total transaction amount	For the year ended 31 December 2010 Total transaction amount	For the year ended 31 December 2011 Total transaction amount
	(in RMB million)	(in RMB million)	(in RMB million)

Expenditure
(Counterparty: Xinan Aluminum)	approximately 2,596	approximately 2,473	approximately 2,195

Chalco Southwest Aluminum Cold Rolling commenced official production in June 2011. Prior to Xinan Aluminum becoming an associate of Chinalco, the transactions between Chalco SW Aluminum and Chalco Southwest Aluminum Cold Rolling were intra-group transactions of the Company and were not connected transactions under the Hong Kong Listing Rules. Upon Xinan Aluminum becoming an associate of Chinalco, all transactions between Chalco Southwest Aluminum Cold Rolling with Chalco SW Aluminum and Xinan Aluminum will be treated as connected transactions under the Hong Kong Listing Rules. The above expenditure transactions for the year ended 31 December 2011 did not reflect the transactions between Chalco Southwest Aluminum Cold Rolling with Chalco SW Aluminum as such transactions were exempt intra-group transactions for most of the year. The amount of approximately RMB7 million for the transactions between Chalco Southwest Aluminum Cold Rolling and Xinan Aluminum (itself being a connected person prior to becoming an associate of Chinalco), has been included in the above expenditure transactions amount for the year 2011.

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LETTER FROM THE BOARD

As Xinan Alumnium only became an associate of Chinalco in late December 2011, the Directors estimated that the transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement between the Company and Xinan Aluminum (as an associate of Chinalco) for the year ended 31 December 2011 had not exceeded the annual cap in 2011.

Proposed revision of the 2012 annual cap

Upon Chalco SW Aluminium becoming a connected subsidiary of the Company and upon the official commencement of commercial production of Chalco Southwest Aluminum Cold Rolling in June 2011, the Board estimates that the annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year of 2012 will no longer meet the needs of the Company's production and operation, and therefore proposes to revise the annual cap of the expenditure transactions for the year ending 31 December 2012.

The existing and revised annual caps for the transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012 are set out as follows:

Transactions under the Provision	For the year ending 31 December 2012
of Aluminum and Aluminum Alloy
Ingots and Aluminum Fabrication
Services Agreement	Existing annual caps	Proposed revised annual caps
(Counterparty: Xinan Aluminum)	(in RMB million)	(in RMB million)

Expenditure	5,200	6,300
Revenue	9,000	No revision proposed

As at the date of the Latest Practicable Date, the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement have not exceeded the annual cap for the year ending 31 December 2012.

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LETTER FROM THE BOARD

III	REASONS FOR REVISION OF THE 2012 ANNUAL CAP FOR THE EXPENDITURE TRANSACTIONS UNDER THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES AGREEMENT

The Company expects an increase in the 2012 annual cap for the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement mainly due to the following reasons:

(i)

Chalco Southwest Aluminum Cold Rolling, a subsidiary of the Company, officially commenced production in June 2011. For the purposes of its production, it purchases hot-rolled blanks from Chalco SW Aluminum. It is estimated that its transactions with Xinan Aluminum and Chalco SW Aluminum will substantially increase upon the commencement of commercial production. It is estimated that its transaction amount with Chalco SW Aluminum will substantially increase from approximately RMB1,278 million in year 2011 to approximately RMB3,643 million for year 2012, representing RMB2,365 million increase as compared with that of 2011;

(ii)

Upon Chinalco's further share acquisition resulting in its holding an aggregate of 49.96% interest in Xinan Aluminum, both Xinan Aluminum and Chalco SW Aluminum became connected persons of the Company and consequently, the transaction amounts which have to be accounted for as connected transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Xinan Aluminum will also increase;

(iii)

The historical amount of RMB 2,195 million for the year ended 31 December 2011 only reflected the transaction amounts between Xinan Aluminum (before it became an associate of Chinalco) as supplier to the Company (including Chalco SW Aluminum and Chalco Southwest Aluminum Cold Rolling). Since Xinan Aluminum only became an associate of Chinalco in late December 2011 and the historical transaction amounts between Chalco SW Alunimum (as a connected subsidiary) and Chalco Southwest Aluminum Cold Rolling (which were exempt intra-group connected transactions) were not included into the historical amount for the year ended 31 December 2011. Had this amount been included, the historical amount for the year would have been increased by approximately RMB1,278 million to RMB3,473 million. Together with small transaction amounts between Chalco SW Aluminum with other subsidiaries of the Company, the total amount would have been approximately RMB3,668 million;

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LETTER FROM THE BOARD

(iv)

The original annual cap for the year ending 31 December 2012 was RMB5,200 million, which as compared with the amount of RMB3,668 million (assuming Xinan Aluminum became an associate of Chinalco and Chalco SW Aluminum became a connected subsidiary for the full year 2011) represents a buffer of RMB1,532 million. Since it is estimated that the transactions between Chalco SW Aluminum and Chalco Southwest Aluminum Cold Rolling would increase by RMB2,365 million to RMB3,643 million for the year 2012, the buffer of RMB1,532 million falls short of estimated increase by RMB833 million. In this regard, the Company wishes to revise the estimated annual cap for the year ending 31 December 2012 from RMB5,200 million to RMB6,300 million mainly to cover the estimated increase of transactions between Chalco SW Aluminum and Chalco Southwest Aluminum Cold Rolling.

IV	HONG KONG LISTING RULES IMPLICATIONS

Chinalco is the controlling shareholder and a connected person of the Company. Xinan Aluminum is an associate of Chinalco, and therefore also a connected person of the Company under the Hong Kong Listing Rules. By virtue of Chinalco's interest in Chalco SW Aluminum through Xinan Aluminum, Chalco SW Aluminum is also a connected subsidiary of the Company. Therefore, the transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) with Xinan Aluminum and Chalco SW Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest percentage ratio applicable to the proposed revised annual cap for the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012 exceeds 5%, the Proposed Revision of Annual Cap is subject to the reporting, announcement, Independent Shareholders' approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules.

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LETTER FROM THE BOARD

As Mr. Xiong Weiping, the Chairman of the Board and Mr. Lv Youqing, a non-executive Director also hold management positions in Chinalco, the controlling shareholder of the Company, they have abstained from voting on the board resolution in respect of the Proposed Revision of Annual Cap. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

The resolution regarding the Proposed Revision of Annual Cap will be considered, and if thought fit, approved at the AGM. Voting will be taken by poll and Chinalco and its associates will abstain from voting.

V	REASONS FOR ENTERING INTO THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES AGREEMENT

Due to the long-term relationship between the Group and Xinan Aluminum, the Company considers that it is beneficial to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business. The Board (including independent non-executive Directors) considers that the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the transactions thereunder are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

VI	INFORMATION OF THE PARTIES

(i)	Information relating to the Company

The Company is the largest producer of alumina and primary aluminum in the PRC. It is mainly engaged in bauxite mining, alumina refining and primary aluminum smelting.

(ii)	Information relating to Xinan Aluminum

Xinan Aluminum, a limited liability company established in the PRC, which is an integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products. As at the Latest Practicable Date, its 49.96% equity interest is held by Chinalco.

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LETTER FROM THE BOARD

(iii)	Information relating to Chalco Southwest Aluminum Cold Rolling

Chalco Southwest Aluminum Cold Rolling is a wholly-owned subsidiary of the Company which is mainly engaged in producing aluminum fabricated products.

(7)	MAJOR TRANSACTION IN RELATION TO A TAKEOVER OFFER TO ACQUIRE UP TO 60% OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI RESOURCES LTD.

The Board will propose an ordinary resolution for consideration and approval at the AGM regarding the proposed major transaction in relation to a takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd., for a cash consideration of Canadian Dollars 925.28 million (equivalent to approximately HK$ 7,198.70 million). Considering the time needed for the preparation of the competent person's report, the valuation report as well as the pro forma financial information as required to be included in the circular under Chapters 14 and 18 of the Hong Kong Listing Rules, the Company will not be able to provide all the detailed information required in this circular. A circular setting out, among others, further details of the major transaction and information about the Company and SouthGobi Resources Ltd., is expected to be despatched to the Shareholders on or before 9 June 2012, being the date that is 20 days prior to the date of the AGM. Shareholders who would like to obtain further details of the major transaction may refer to the circular to be despatched to the Shareholders on or before 9 June 2012.

(8)	PROPOSED ACQUISITION OF 29.9% INTEREST IN WINSWAY COKING COAL HOLDINGS LIMITED

Reference is made to the announcement of the Company dated 23 April 2012 in relation to the proposed acquisition of 29.9% interest in Winsway Coking Coal Holdings Limited.

On 23 April 2012, the Company entered into a share sale and purchase agreement with Winsway Resources Holdings Limited and Mr. Wang Xingchun, pursuant to which the Company has conditionally agreed to purchase and Winsway Resources Holdings Limited has conditionally agreed to sell 1,128,186,410 shares in Winsway legally and beneficially held by Winsway Resources Holdings Limited, representing 29.9% of the issued share capital of Winsway as at the date of the share sale and purchase agreement, at a total cash consideration of HK$2,391,755,189.20, representing HK$2.12 per share in Winsway. In addition, Mr. Wang Xingchun, the ultimate beneficial owner of Winsway Resources Holdings Limited, has agreed to unconditionally and irrevocably guarantee all obligations of Winsway Resources Holdings Limited under the share sale and purchase agreement.

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LETTER FROM THE BOARD

Since the applicable percentage ratio under Rule 14.07 of the Hong Kong Listing Rules in respect of the acquisition of 29.9% interest in Winsway (being the profits ratio) exceeds 25% but is below 100%, such acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and shareholders' approval requirements under Chapter 14 of the Hong Kong Listing Rules. The Board proposes to submit to the Shareholders for their consideration and approval an ordinary resolution in respect of the acquisition of 29.9% interest in Winsway at the AGM. A supplemental circular setting out, among other things, further details of such acquisition and information about the Company and Winsway, is expected to be despatched to the Shareholders on or around 9 June 2012, being the date that is 20 days prior to the date of the AGM.

(9)	GENERAL MANDATE TO ISSUE H SHARES

To provide the Board with flexibility to issue new Shares, a special resolution will be proposed at the AGM to grant a general mandate to the Board to allot, issue and deal with additional H Shares up to the limit of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of such resolution.

Details of the general mandate to issue H Shares are set out in Resolution numbered 13 in the Notice of 2011 AGM.

(10)	ISSUANCE OF DEBT FINANCING INSTRUMENTS

The Board will propose a special resolution for consideration and approval at the AGM the following:

During the period from the registration with the National Association of Financial Market Institutional Investors to the date on which the 2012 annual general meeting closes, the Company be authorized to issue debt financing instruments in the inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB52 billion (including the short-term bonds, medium-term notes and non-public debt financing instruments already in issue in an aggregate amount of RMB26 billion).

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LETTER FROM THE BOARD

For the above purposes, the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure.

AGM

The notice convening the AGM at which, among others, the aforesaid resolutions will be proposed are set out on pages 31 to 37 of this circular.

A proxy form for use at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in the case of A Shareholders, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the articles of association of the Company, the H Share register of members will be closed from Wednesday, 30 May 2012 to Friday, 29 June 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 29 May 2012 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 May 2012 for registration.

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LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors consider that the proposals relating to (i) non-distribution of final dividend and non-transfer of reserves to increase the share capital; (ii) appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration; (iii) provision of guarantees not exceeding US$3 billion by the Company to Chalco Hong Kong Limited, a subsidiary of the Company, for foreign-currency financing; (iv) adoption of the Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited; (v) adoption of the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited; (vi) revision of annual cap for the expenditure transactions under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement;(vii) major transaction in relation to an agreement to make an offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd.; (viii) proposed acquisition of 29.9% interest in Winsway; (ix) general mandate to issue H Shares; and (x) issuance of debt financing instruments, are in the best interests of the Company and its Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of all the aforesaid resolutions to be proposed at AGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 16 to 17 of this circular which contains its recommendation to the Independent Shareholders in respect of the revision of annual cap for the expenditure transactions under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement.

The letter from China Merchants Securities is set out on pages 18 to 26 of this circular which contains its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the revision of annual cap for the expenditure transactions under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement. China Merchants Securities is of the view that revision of annual cap of the expenditure transactions under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement is on normal commercial terms, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, and the terms of the non-exempt continuing connected transactions contemplated thereunder are fair and reasonable.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

To the Independent Shareholders	15 May 2012

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION -
REVISION OF ANNUAL CAP UNDER THE PROVISION OF ALUMINUM
AND ALUMINUM ALLOY INGOTS AND
ALUMINUM FABRICATION SERVICES AGREEMENT ENTERED
INTO BETWEEN THE COMPANY AND XINAN ALUMINUM

We refer to the circular of the Company dated 15 May 2012 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of revision of annual cap under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement entered into between the Company and Xinan Aluminum.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 18 to 26 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 15 of this Circular and the additional information set out in the Appendix to this Circular.

* For identification purpose only

- 16 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered revision of annual cap under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement entered into between the Company and Xinan Aluminum, and taken into account the advice from China Merchants Securities and in particular the principal factors and reasons set out in the letter of advice from China Merchants Securities, we are of the view that revision of annual cap under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement entered into between the Company and Xinan Aluminum, is on normal commercial terms, is in the interests of the Company and the Shareholders as a whole and the terms of the non-exempt continuing connected transactions are fair and reasonable. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution approving the revision of annual cap to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Zhang Zhuoyuan,
Wang Mengkui,
Zhu Demiao
Independent non-executive Directors

* For identification purpose only

- 17 -

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement.

48th Floor
One Exchange Square
Central
Hong Kong

15 May 2012

To: The Independent Board Committee and the Independent Shareholders of
Aluminum Corporation of China Limited*

Dear Sirs,

REVISION OF ANNUAL CAP UNDER
THE PROVISION OF ALUMINUM AND
ALUMINUM ALLOY INGOTS AND ALUMINUM
FABRICATION SERVICES AGREEMENT ENTERED INTO
BETWEEN THE COMPANY AND XINAN ALUMINUM

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement (the "Agreement") for the year ending 31 December 2012 (the "Transaction"), details of which are set out in the letter from the Board contained in the circular dated 15 May 2012 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

* For identification purpose only

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LETTER FROM CHINA MERCHANTS SECURITIES

Chinalco is the controlling shareholder and a connected person of the Company. Xinan Aluminum is an associate of Chinalco, and therefore also a connected person of the Company under the Hong Kong Listing Rules. By virtue of Chinalco's interest in Chalco SW Aluminum through Xinan Aluminum, Chalco SW Aluminum is also a connected subsidiary of the Company. Therefore, the transactions between the Company (and its subsidiary, Chalco Southwest Aluminum Cold Rolling) with Chalco SW Aluminum and Xinan Aluminum under the Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest percentage ratio applicable to the Proposed Revised of Annual Cap for the Transactions exceeds 5%, the Proposed Revision of Annual Cap is subject to the reporting, announcement, Independent Shareholders' approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules.

Accordingly, the resolution regarding the Proposed Revision of Annual Cap will be considered, and if thought fit, approved at the AGM. Chinalco and its associates will abstain from voting.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been formed to consider and advise the Independent Shareholders in respect of the Proposed Revision of Annual Cap is on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and is in the interests of the Company and its Shareholders as a whole. We, China Merchants Securities, have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

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LETTER FROM CHINA MERCHANTS SECURITIES

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, Chinalco, Xinan Aluminum and their respective shareholders, subsidiaries, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Proposed Revision of Annual Cap that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

BACKGROUND INFORMATION OF THE PARTIES INVOLVED

The Company

The Company is the largest producer of alumina and primary aluminum in the PRC and mainly engaged in bauxite mining, alumina refining and primary aluminum smelting.

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LETTER FROM CHINA MERCHANTS SECURITIES

Chinalco

Chinalco, a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.81% of the total issued share capital of the Company as at the Latest Practicable Date. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, processing and trading of aluminum; (iii) mining, smelting, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) providing related engineering and technological services.

Chalco SW Aluminum

Chalco SW Aluminum is a limited liability company established in the PRC. As at the Latest Practicable Date, it is owned as to 60% and 40% by the Company and Xinan Aluminum, respectively. In December 2011, Chalco SW Aluminum became a connected subsidiary of the Company by reason of the 40% interest held by Xinan Aluminum (which in turn is owned as to 49.96% by Chinalco) in Chalco SW Aluminum.

Chalco Southwest Aluminum Cold Rolling

Chalco Southwest Aluminum Cold Rolling is a limited liability company established in the PRC and a wholly-owned subsidiary of the Company, principally engaged in producing aluminum fabricated products and commenced its production in June 2011.

Xinan Aluminum

Xinan Aluminum is a limited liability company established in the PRC, which is an integrated large-scale aluminum finishing enterprise, and it specializes in the production of various processed aluminum products.

Upon Chinalco acquiring further interest resulting in an aggregate of 49.96% interest in Xinan Aluminum in December 2011, Xinan Aluminum became an associate of Chinalco.

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LETTER FROM CHINA MERCHANTS SECURITIES

THE TRANSACTION

The Agreement was entered into between the Company and Xinan Aluminum initially on 20 October 2008 and renewed from 31 December 2009 for a term of three years expiring on 31 December 2012 in respect of the supply of aluminum, aluminum ingots and aluminum fabrication services between the Group and Xinan Aluminum, which constituted continuing connected transactions of the Company under the Hong Kong Listing Rules. As a result of the expected increase in the purchases among the Group and Xinan Aluminum, the Company proposes to revise the existing annual cap of expenditure transactions under the Agreement (the "Existing Cap") from RMB5,200 million to the proposed revised annual cap of the expenditure transactions (the "Revised Cap") of RMB6,300 million for the year ending 31 December 2012. Please refer to the section headed "Terms of supply of aluminum, aluminum alloy ingots and aluminum fabrication services" in the letter from the Board for details of the Agreement and the Proposed Revision of the Annual Cap.

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the Proposed Revision of Annual Cap, we have considered the following principal reasons and factors:

Reasons for and benefits of the Proposed Revision of Annual Cap

As advised by the Directors, it is expected that the expenditure transactions between the Group (including Chalco Southwest Aluminum Cold Rolling) and Xinan Aluminum for the year ending 31 December 2012 will increase as a result of the following reasons:

(i)

Xinan Aluminum itself was formerly a connected person of the Company by reason of its being a 40% shareholder in Chalco SW Aluminum, a subsidiary of the Company. On 23 December 2011, Chinalco entered into an agreement with China Cinda Asset Management Corporation for the acquisition of its approximately 32.15% equity interested in Xinan Aluminum. Upon completion of the aforesaid acquisition, the equity interest held by Chinalco in Xinan Aluminum increased from approximately 17.81% to 49.96% and Xinan Aluminum had thus become an associate of Chinalco and at the same time, Chalco SW Aluminium became a connected subsidiary of the Company by reason of the 40% interest of Xinan Aluminum (which in turn is owned as to 49.96% by Chinalco) in Chalco SW Aluminum. As both Xinan Aluminum and Chalco SW Aluminum become connected persons of the Company and consequently, the transaction amounts which have to be accounted for as connected transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Xinan Aluminum have also increased; and

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LETTER FROM CHINA MERCHANTS SECURITIES

(ii)

Chalco Southwest Aluminum Cold Rolling officially commenced its production in June 2011. For the purposes of its production, it purchases hot-rolled blanks from Chalco SW Aluminum. It is estimated that its transaction with Xinan Aluminum and Chalco SW Aluminum would substantially increase upon commencement of commercial production. It is further estimated that the purchase transactions between Chalco Southwest Aluminum Cold Rolling and Chalco SW Aluminum would substantially increase by approximately RMB2,365 million to approximately RMB3,643 million for the year ending 31 December 2012.

In view of the above mentioned reasons, we concur with the view of the Board to increase the Existing Cap in order to meet the needs of the Group's production and operation.

In addition, in view of the long-term cooperative relationship between the Group and Xinan Aluminum since 2002, the Board considers that it is beneficial to continue the expenditure transactions between the Group and Xinan Aluminum and revise the Existing Cap.

Pricing basis and payment term

The pricing basis and payment term for the continuing connected transactions contemplated under the Agreement remains unchanged upon revising the Existing Cap. Payment term for the expenditure transactions under the Agreement shall remains as cash on delivery and the purchase prices for the products and services purchased under the Agreement shall be determined on the following principles:

(i)	according to state-prescribed price;

(ii)	if there is no state prescribed price but there is a state-guidance price, then according to the state-guidance price;

(iii)	if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and

(iv)	if none of the above is applicable, then according to the contractual price.

As advised by the management of the Company, the pricing basis for the expenditure transactions under the Agreement for the purchases between the Group and Xinan Aluminum is agreed between the parties on arm's length negotiations and will be carried out, on normal commercial terms under the prevailing local market conditions or, on terms no less favourable than those available from the independent third parties. The Group also has the right to purchase from the independent third parties if the terms of purchases offered by the independent third parties are more favorable to the Group.

- 23 -

LETTER FROM CHINA MERCHANTS SECURITIES

According to the annual reports of the Company for the two years ended 31 December 2010 and 2011, the auditor of the Company reported their findings to the Board upon completion of their limited assurance engagement on the continuing connected transactions of the Company for the two years ended 31 December 2010 and 2011 that nothing had come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company. In addition, the independent non-executive Directors confirmed that continuing connected transactions of the Company for the two years ended 31 December 2010 and 2011 had been entered into on normal commercial terms or, where there were not sufficient comparable transactions to judge whether they were on normal commercial terms, they were on terms no less favourable than those available from or offered to independent third parties. They also confirmed that the transactions had been undertaken in accordance with the terms of relevant agreements governing such transactions.

Having considered the pricing basis and payment term for the continuing connected transactions contemplated under the Agreement are remained unchanged upon revising the Existing Cap and the above information, we concur with the Directors' view that the terms in respect of the expenditure transactions under the Agreement are entered into in the ordinary and usual course of business of the Company and on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from the independent third parties.

Historical transaction amounts and the Revised Cap

The existing annual cap amounts for the expenditure transactions under the Agreement for the three years ended or ending 31 December 2010, 2011 and 2012, the Revised Cap, the historical amount paid for the expenditure transactions under the Agreement for the two years ended 31 December 2010 and 2011 and for the three months ended 31 March 2012 are set out as follows:

	For the three	For the year
For the year ended	months ended	ending
31 December	31 March	31 December
	2010	2011	2012	2012
	(RMB million)	(RMB million)	(RMB million)	(RMB million)

Existing annual caps	4,200	4,800	N/A	5,200
Revised Cap	N/A	N/A	N/A	6,300
Historical transaction amounts	2,473	2,195	749	N/A

- 24 -

LETTER FROM CHINA MERCHANTS SECURITIES

For the two years ended 31 December 2010 and 2011, the Group paid approximately RMB2,473 million and RMB2,195 million, respectively, for the expenditure transactions under the Agreement. The Revised Cap is determined to be approximately RMB6,300 million, representing an increase of approximately RMB1,100 million or 21.15% from the Existing Cap.

As advised by the management of the Company, the hypothetical aggregate amount of expenditure transactions between the members of the Group and Xinan Aluminum for the year ended 31 December 2011 were approximately RMB3,668 million upon inclusion of the exempt intra-group connected transactions between Chalco SW Alunimum and Chalco Southwest Aluminum Cold Rolling. In anticipation of the increase in purchases between Chalco Southwest Aluminum Cold Rolling and Chalco SW Aluminum by approximately RMB2,365 million to approximately RMB3,643 million for the year ending 31 December 2012, the management of the Company expected that the expenditure transactions under the Agreement for the year ending 31 December 2012 will exceed the Existing Cap.

We have obtained and reviewed information for deriving the Revised Cap provided by the Company to substantiate or justify the Revised Cap amount. We have noted that the management of the Company has derived the Revised Cap principally with reference to (i) the Existing Cap amount; (ii) the historical expenditure transaction amounts between the members of the Group and Xinan Aluminum for the two years ended 31 December 2010 and 2011; (iii) the historical purchases made by Chalco Southwest Aluminum Cold Rolling from Chalco SW Aluminum for the year ended 31 December 2011; and (iv) the expected increase in purchases made by Chalco Southwest Aluminum Cold Rolling from Chalco SW Aluminum for the year ending 31 December 2012.

Based on our discussion with the management of the Company and information provided by the Company, we understand that the expected increase in transaction amount between Chalco Southwest Aluminum Cold Rolling and Chalco SW Aluminum for the year ending 31 December 2012 is mainly due to (i) Chalco Southwest Aluminum Cold Rolling has commenced trial and commercial production since June 2011 and August 2011 respectively; and (ii) expected increase in the ultilisation rate of the production plant of Chalco Southwest Aluminum Cold Rolling in 2012.

Taking into account the above, we consider that the basis to determine the Revised Cap is reasonable.

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LETTER FROM CHINA MERCHANTS SECURITIES

RECOMMENDATION

Taking into account the above factors and the views and opinions of the Board as stated in the section headed "Reasons for entering into the provision of aluminum and aluminum alloy ingots and aluminum fabrication services agreement" in the letter from the Board, we are of the view that the Proposed Revision of Annual Cap is in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the proposed resolution regarding the Proposed Revision of Annual Cap at the AGM.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan	Christine Au
Managing Director	Executive Director
Investment Banking Department	Investment Banking Department

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of he Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein of this circular misleading.

2.	DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

3.	POSITIONS IN SHAREHOLDER COMPANIES

Xiong Weiping, an executive Director, is the general manager of Chinalco.

Lv Youqing, a non-executive Director, is the deputy general manager of Chinalco.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any Director who is also a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO.

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APPENDIX	GENERAL INFORMATION

4.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited accounts of the Group were made up to.

5.	MATERIAL LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6.	EXPERT AND CONSENT

China Merchants Securities has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this Circular:

Nature of
Name	Qualification	Date of opinion	opinion or advice

China Merchants Securities (HK) Co., Limited

A corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance and the independent financial adviser appointed by the Company, to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the revision of annual cap under the Provision of Aluminium and Aluminium Alloy Ingots and Aluminium Fabrication Services Agreement

		15 May 2012	Independent financial advisor's opinion

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APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities did not have any direct or indirect interest in any assets which have been, since 31 December 2011, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

7.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

8.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any asset which has been since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

9.	INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling shareholder).

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APPENDIX	GENERAL INFORMATION

10.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of this Circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this Circular up to and including Friday, 29 June 2012:

(a)	the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b)	the letter from the China Merchants Securities, the text of which is set out in this Circular;

(c)	the written consent of China Merchants Securities as referred to in this appendix; and

(d)	the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement.

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NOTICE OF 2011 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF THE 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 29 June 2012 at 9:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.

To consider and approve the Directors' report for the year ended 31 December 2011. The aforementioned report has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Board are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

2.

To consider and approve the report of the Supervisory Committee for the year ended 31 December 2011. The aforementioned report has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Supervisory Committee are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

* For identification purpose only

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NOTICE OF 2011 ANNUAL GENERAL MEETING

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2011 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)); Details of such audited financial report are available at the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Hong Kong Stock Exchange (http://www.hkex.com.hk).

4.	To consider and approve the proposal for non-distribution of final dividend for 2011 and non-transfer of reserves to increase the share capital;

5.	To consider and approve the remuneration standards for Directors and supervisors of the Company for 2012;

6.	To consider and approve the renewal of liability insurance for year 2012-2013 for the Company's Directors, Supervisors and other senior management members;

7.

To consider and approve the appointment of Ernst & Young Hua Ming and Ernst & Young as the 2012 domestic (Mainland China) and international auditors of the Company, respectively, for a term ending upon the conclusion of the 2012 annual general meeting, and the grant of authorization to the audit committee of the board of directors to fix their remuneration;

8.	To consider and approve the proposal for the provision of guarantees to Chalco Hong Kong Limited, a subsidiary of the Company, for foreign-currency financing;

9.

To consider and approve the revision of the annual cap for the existing non-exempt continuing connected transactions with Xinan Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement dated 20 October 2008 (and renewed on 31 December 2009), to RMB6,300 million of the expenditure transactions for the year ending 31 December 2012; the Board be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the resolution;

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NOTICE OF 2011 ANNUAL GENERAL MEETING

10.

To consider and approve the proposed major transaction in relation to a takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd.; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the major transaction, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

11.	To consider and approve the proposal in respect of the proposed acquisition of 29.9% interest in Winsway Coking Coal Holdings Limited:

that the purchase of 1,128,186,410 shares in Winsway Coking Coal Holdings Limited from Winsway Resources Holdings Limited at a total cash consideration of HK$2,391,755,189.20 by the Company pursuant to the terms and conditions set out in the share sale and purchase agreement entered into between the Company, Winsway Resources Holdings Limited and Mr. Wang Xingchun dated 23 April 2012 (the "Share Sale and Purchase Agreement") and other arrangements and transactions contemplated under the Share Sale and Purchase Agreement be and are hereby approved; and that the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized to implement the acquisition, to approve and execute all deeds, agreements and documents (including but not limited to power of attorney) relating to such acquisition as he/she deems necessary, appropriate, proper or required and to take all actions required in dealing with such acquisition.

12.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

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NOTICE OF 2011 ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

13.	To consider and approve the general mandate to issue H shares:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution ; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

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NOTICE OF 2011 ANNUAL GENERAL MEETING

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

14.	To consider and approve the proposal for the adoption of the Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited;

15.	To consider and approve the proposal for the adoption of the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited;

16.	To consider and approve the proposal for issuance of debt financing instruments of the Company.

During the period from the registration with the National Association of Financial Market Institutional Investors to the date on which the 2012 annual general meeting ends, the Company will issue debt financing instruments in inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB52 billion (including the issued short-term bonds, medium-term notes and non-public debt financing instruments in an aggregate of RMB26 billion).

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NOTICE OF 2011 ANNUAL GENERAL MEETING

Chairman of the Company or other person authorized by the Chairman will be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of bonds and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments actually issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure in accordance with regulatory requirements.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
15 May 2012

Notes:

(a)

Pursuant to the provisions of the articles of association of the Company, the H Share register of members will be closed from Wednesday, 30 May 2012 to Friday, 29 June 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 29 May 2012 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 May 2012 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Saturday, 9 June 2012.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

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NOTICE OF 2011 ANNUAL GENERAL MEETING

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary